UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission File Number 33-96816

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedules

	The following documents are filed as part of this report on the pages indicated:

		Page No.
	Report of Independent Registered Public Accounting Firm	3

	Statements of Net Assets Available for Benefits	4

	Statement of Changes in Net Assets Available for Benefits	5

	Notes to Financial Statements	6

	Supplemental Schedules

	Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)	13

	Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions	14

2.	Exhibits

	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 25, 2010	By:	/s/ Sherry Perley
Sherry Perley
Vice President, Human Resources

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Central Garden & Pet Company

Investment Growth Plan

We have audited the financial statements of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2009 and 2008, and for the year ended December 31, 2009, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2010

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS
Investments at fair value
Participant-directed investments	$137,981,026	$114,778,545
Participant loans	3,875,324	3,557,103

Total investments	141,856,350	118,335,648

Receivables
Participant contributions receivable	78,667	18,015
Employer contributions receivable	531,092	557,936

Total receivables	609,759	575,951

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	142,466,109	118,911,599

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(191,249)	(3,096,919)

NET ASSETS AVAILABLE FOR BENEFITS	$142,274,860	$115,814,680

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009

INVESTMENT INCOME
Net appreciation in fair value of participant-directed investments	$22,145,820
Dividends and interest	2,549,059

Total investment income	24,694,879

CONTRIBUTIONS
Participant	9,536,864
Rollover	403,065
Employer	2,031,468

Total contributions	11,971,397

DEDUCTIONS
Benefits paid to participants	10,180,006
Administrative and investment expenses	26,090

Total deductions	10,206,096

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	26,460,180

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	115,814,680

End of year	$142,274,860

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN

The following description of Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.

General - The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Central Garden & Pet Company (the Company) is the Plan’s sponsor and serves as plan administrator.

Eligibility - Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service. Employees subject to collective bargaining agreements are excluded from the Plan.

Contributions - Participants may elect to defer a portion of their eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans. The Company provides a matching contribution equal to 25% of the first 8% of eligible compensation deferred. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Effective April 1, 2009, the Plan was amended to specify that only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2009, the matching contribution was made in shares of the Company’s Class A Common Stock. The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant. The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution shall be allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2009. Contributions are subject to regulatory limitations.

Participant accounts - Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.

Loans to participants - Participant loans are available to active employees for up to 50% of a participant’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan maturities are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the plan administrator. Participants are allowed to have only one loan outstanding at a time. Loans are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Loans are generally payable in full upon a participant’s termination of employment, or the occurrence of certain other events. Outstanding loans at December 31, 2009 carry interest rates ranging from 4.25% to 9.5%, with various maturities through May 2026.

Payment of benefits - Upon termination of service, death, disability, retirement, hardship, attaining age 59 1/2, Qualified Domestic Relations Order, or mandatory distribution at age 70 1/2, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant can elect to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, installment payments over a period not longer than life expectancy, or postpone payment to a later date and remain in the Plan as described in the Plan documents.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Forfeitures - Forfeitures are the non-vested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and used to pay Plan administrative expenses and reduce Employer contributions. As of December 31, 2009 and 2008, forfeited non-vested accounts totaled $399,546 and $209,768. For the year ended December 31, 2009, the amounts used to reduce employer contributions and expenses totaled $29,458.

Subsequent events - The Company has evaluated events and transactions for potential recognition or disclosure through June 25, 2010, the day the financial statements were available to be issued.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FASB Codification - On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Plan and is effective for interim and annual periods ended after September 15, 2009.

Investment valuation - Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts - The ING Fixed Account is a benefit-responsive investment contract. Investment contracts held by a defined contribution plan are required to be reported at fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions to ING under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The fair value of this contract as of December 31, 2009 and 2008, was $34,306,478 and $35,499,610.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 3.35% for 2009 and 3.85% for 2008. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor, as defined on an annual basis by ING. The floor rate at December 31, 2009 and 2008, was 3.05% and 3.5%, respectively. Interest income from this fund was $1,092,370 for 2009.

Income recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - Administrative expenses and investment advisory fees paid by the Plan for 2009 were $26,090. Other administrative expenses incurred in the administration of the Plan are paid by the Company.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 3 - INVESTMENTS

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2009	2008
ING Fixed Account - contract value	$34,115,229	$32,402,691
Janus Balanced Fund	17,384,050	13,523,542
DWS Equity 500 Index Fund	13,142,839	8,697,425
Central Garden & Pet Company Class A Common Stock	10,794,205	7,757,603
ING GNMA Income Fund	9,954,536	7,382,629
The Growth Fund of America	8,401,311	6,196,635
Pioneer Equity Income Fund	7,907,061	7,360,599

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows for the year ended December 31, 2009:

Registered investment companies	$16,545,843
Common stock	5,599,977

Total appreciation	$22,145,820

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan adopted clarifying guidance during 2009, which expands disclosures and requires that major categories of debt and equity securities are determined on the basis of the nature and risks of the investments.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Shares of registered investment company funds are valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

The fair value of the guaranteed investment contract, as reported to the Plan by ING, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Participant loans are not actively traded and significant other observable inputs are not available. Participant loans are stated at amortized cost which approximates fair value and are classified within level 3 of the valuation hierarchy. Loans are secured by each respective participant’s account balance.

The following table discloses by level, the fair value of the Plan’s investments:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies
Index funds	$13,142,839	$—	$—	$13,142,839
Balanced funds	17,384,050	—	—	17,384,050
Growth funds	21,057,181	—	—	21,057,181
Fixed income funds	17,861,597	—	—	17,861,597
Other funds	22,217,435	—	—	22,217,435
Employer Securities	12,011,446	—	—	12,011,446
Guaranteed investment contract	—	—	34,306,478	34,306,478
Participant loans	—	—	3,875,324	3,875,324

	$103,674,548	$—	$38,181,802	$141,856,350

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered investment companies
Index funds	$8,697,425	$—	$—	$8,697,425
Balanced funds	13,523,542	—	—	13,523,542
Growth funds	14,849,960	—	—	14,849,960
Fixed income funds	15,153,431	—	—	15,153,431
Other funds	18,546,138	—	—	18,546,138
Employer Securities	8,508,439	—	—	8,508,439
Guaranteed investment contract	—	—	35,499,610	35,499,610
Participant loans	—	—	3,557,103	3,557,103

	$79,278,935	$—	$39,056,713	$118,335,648

The changes in the fair value of the Plan’s level 3 investments are as follows at December 31, 2009:

	Guaranteed Investment Contract	Participant Loans	Total
Balance, beginning of year	$35,499,610	$3,557,103	$39,056,713
Purchases, sales, issuances, and settlements, net	(1,193,132)	318,221	(874,911)

Balance, end of year	$34,306,478	$3,875,324	$38,181,802

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as market, interest rate, and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest their salary deferral contributions in the Company’s common stock. Additionally, the Company may elect to contribute its matching contribution in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	December 31, 2009		December 31, 2008
Class	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company Class A Common Stock	1,046,222	$10,794,205	1,267,627	$7,757,603
Central Garden & Pet Company Common Stock	110,325	1,217,241	119,476	750,836

		$12,011,446		$8,508,439

Plan investments include shares of registered investment company funds and common/collective trust funds managed by ING Trust. Any purchases and sales of these funds are performed in the open market at fair value. As ING Trust is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 9 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the financial statements	$142,274,860	$115,814,680
Less contributions receivable	(609,759)	(575,951)

Net assets available for benefits per Form 5500	$141,665,101	$115,238,729

Contributions per financial statements	$11,971,397
Add prior year contributions receivable	575,951
Less current year contributions receivable	(609,759)

Contributions per the Form 5500	$11,937,589

SUPPLEMENTAL SCHEDULES

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(i)

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
*	ING Fixed Account	Guaranteed investment contract †	$34,115,229
	Janus Balanced Fund	Registered investment company	17,384,050
	DWS Equity 500 Index Fund	Registered investment company	13,142,839
*	Central Garden & Pet Company Class A Common Stock	Employer securities	10,794,205
*	ING GNMA Income Fund	Registered investment company	9,954,536
	The Growth Fund of America	Registered investment company	8,401,311
	Pioneer Equity Income Fund	Registered investment company	7,907,061
	Euro Pacific Growth Fund	Registered investment company	6,804,661
	Lord Abbett Small Cap Value Fund	Registered investment company	5,928,071
	Baron Growth Fund	Registered investment company	5,851,009
	Oppenheimer Global Fund	Registered investment company	5,844,679
	CRM Mid Cap Value Fund	Registered investment company	4,066,412
	Oppenheimer Main Street Fund	Registered investment company	3,755,696
	AIM Dynamics Fund	Registered investment company	2,284,011
*	Central Garden & Pet Company Common Stock	Employer securities	1,217,241
*	ING Money Market Fund	Registered investment company	338,766
*	Participant Loans	Interest rates between 4.25% and 9.5%	3,875,324

			$141,665,101

*	Indicates party-in-interest
†	Presented at contract value

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2009

Employer identification number: 68-0275553

Plan number: 001

Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Delinquent to Plan*	Contributions Not Corrected**	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$20,954	$20,954	$—	$—	$—

*	Delinquent participant loan repayments included
**	The Company is in the process of completing the required IRS Form 5330 to correct the contributions under VFCP.
The Company expects to have the Form 5330 filed by July 31, 2010.